Filed by Oak Hill Financial, Inc. and WesBanco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Oak Hill Financial, Inc.
Commission File No.: 0-26876
Provided to Certain Associates of Oak Hill Financial, Inc. and its Affiliates

Creates a Powerful Community Bank Franchise

Pro Forma Financial Highlights	
Assets:	$ 5.6 Billion
Deposits:	$ 4.1 Billion
Branches:	114

OHIO
PENNSYLVANIA
WEST VIRGINIA
KENTUCKY
VIRGINIA
UNITED STATES
WSBC
OAKF

Source: Microsoft MapPoint and SNL Financial

10

WesBanco
By all accounts, better.

OAK HILL FINANCIAL, INC

Significant Market Share Gain

STATE: Ohio

Rank	Institution	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
1	National City Corp. (OH)	410	30,937,085	14.79
2	Fifth Third Bancorp (OH)	393	25,880,367	12.38
3	Huntington Bancshares Inc. (OH)	446	24,898,042	11.91
4	KeyCorp (OH)	226	22,757,504	10.88
5	JPMorgan Chase & Co. (NY)	282	15,598,812	7.46
6	U.S. Bancorp (MN)	331	12,899,381	6.17
7	Royal Bank of Scotland Group	177	8,273,546	3.96
8	FirstMerit Corp. (OH)	156	7,138,533	3.41
9	TFS Financial Corp (MHC) (OH)	26	4,912,346	2.35
10	AmTrust Financial Corporation (OH)	35	4,112,102	1.97
11	Park National Corp. (OH)	131	3,964,847	1.90
12	PNC Financial Services Group (PA)	44	2,142,995	1.02
13	**Pro Forma**	**72**	**1,993,940**	**0.95**
13	First Financial Bancorp. (OH)	51	1,781,992	0.85
14	United Community Finl Corp. (OH)	36	1,762,976	0.84
15	Dollar Bank FSB (PA)	24	1,657,236	0.79
16	First Place Financial Corp. (OH)	29	1,603,796	0.77
17	U.S. Bancorp (OH)	21	1,323,785	0.63
18	First Defiance Financial (OH)	26	1,117,096	0.53
19	**WesBanco Inc. (WV)**	**32**	**1,013,741**	**0.48**
20	First FS&LA (OH)	12	995,159	0.48
21	**Oak Hill Financial Inc. (OH)**	**40**	**980,199**	**0.47**
	Top 10	**2,482**	**157,407,718**	**75.28**
	Totals	**4,036**	**209,110,049**	**100.00**

Source: SNL Financial
Deposit data as of June 30, 2006; pro forma for pending acquisitions

11

WesBanco By all accounts, better.

OAK HILL FINANCIAL, INC.

Transaction Rationale

Doubles Ohio Market Share

- Top 15 deposit market share in Ohio
- 51% of pro forma deposits located in Ohio
- Connects and fills the geographic gap in WesBanco's branch network

Enhanced Growth

- Doubles presence in growth markets
- Significant increase in metropolitan deposit composition
- Increased scale enhances lending capabilities
- Adds trust and investment services to Oak Hill's product suite

Financially Attractive

- Identified, achievable cost savings
- Attractive IRR
- Accretive to GAAP and Cash EPS in 2009

Common Cultures

- Common community banking philosophy and culture
- Shared expertise in commercial lending
- WesBanco has a proven track-record of integrating acquisitions

WesBanco By all accounts, better.
9
OAK HILL FINANCIAL, INC.

About WesBanco

By all accounts, better.

The Story of WesBanco, Inc.

To be 130 years old is not only a matter of pride, it is cause to reflect on how deeply our roots are embedded in West Virginia and Ohio. More than that, part of what today is WesBanco goes back to earlier days in the history of our country—before these states existed.

It is somehow satisfying to know that we once were among the frontier pioneers. Those who came before us—the bank presidents and managers, the tellers, cashiers and clerks—they lived with the scratching sounds of goose quill pens, of horses' hooves on dusty streets, and the noise of roistering young men in town for the weekend. And sometimes they may have lived with apprehension that the safety of local law was not quite enough.

They persevered. They fought back against adverse economics, bad weather, bank robbers, and wars. They won. Not only did they build a strong bank, but they helped build our communities and our states.

Today our bank operates under the same basic charter that was issued on January 20, 1870 to "The German Bank" which officially began operations on April 3, 1870. Seventeen years later, on February 3, 1887, the Dollar Savings Bank was organized in Wheeling.

A strong sense of community responsibility permeated a basic management philosophy as these two banks merged to form Wheeling Dollar Savings & Trust Co. The leaders contributed much toward the development of this area in the late 19th century and throughout the 20th century.

DOLLAR SAVINGS
& TRUST CO.

Now we face the 21st Century with the same standards of community involvement, safety and soundness, hard work, perseverance, and sense of duty to our communities and our customers.

While growth, expansion and profitability are important facets of finance today, it is imperative to keep the communities vital, alive, and progressive. Businesses must prosper, cities must be rejuvenated, and farms must succeed.

Over the past 130 years, banking services have evolved into instruments of finance quite different than those of our forefathers. However, the checking, the savings, and the basic loan product are still available and would be recognizable on the surface by our ancestors. What they would not be able to comprehend is the operations, the automated clearing houses, and the speed by which these services are processed.

Products like cash management, sweep accounts, ATM machines, credit cards, debit cards, money market accounts, NOW accounts, overdraft protection and payroll processing are now offered to the customers of WesBanco. Our goal has been and continues to be the premier provider of exceptional service to our customers through skilled employees and innovative technology.

Timeline

A record of important events in the history of the family of banks that combined to create WesBanco:

January 20, 1870 ~ Original Charter issued as "The German Bank," Wheeling, WV.

February 3, 1887 ~ Dollar Savings Bank was organized.

March 31, 1903 ~ The Wheeling Title & Trust Co. and the Dollar Savings Bank merged to form the Dollar Savings & Trust Co.

1914 ~ The Commercial Bank was acquired by the Bank of the Ohio Valley.

May 22, 1917 ~ The Peoples Bank and the Citizens National Bank merged to form the Citizens-Peoples Bank & Trust Co.

July 11, 1918 ~ The German Bank changed its name to the Wheeling Bank & Trust Co.

August 31, 1918 ~ The Dollar Savings & Trust Co. acquired the City Bank of Wheeling.

January 11, 1923 ~ The Mutual Savings Bank consolidated with the Citizens-Peoples National Bank & Trust Co. to form the Citizens Mutual Bank & Trust Co.

April 9, 1923 ~The Wheeling Bank & Trust Co. acquired the Bank of the Ohio Valley.

December 30, 1933 ~ The Wheeling Bank & Trust Co. and the Dollar Savings & Trust Co. merged to form the Wheeling Dollar Savings & Trust Co. (It became the largest bank in the state at the time with assets in excess of $19 million.)

April 29, 1939 ~ The Wheeling Dollar Savings & Trust Co. acquired the Citizens Mutual Savings Bank.

December 14, 1944 ~ The South Side Bank of Wheeling and the Center Wheeling Savings Bank merged to form the South Wheeling Bank & Trust Co.

February 28, 1949 ~ The Wheeling Dollar Savings & Trust Co. acquired the National Exchange Bank.

December 4, 1964 ~ The Wheeling Dollar Savings & Trust Co. acquired the South Wheeling Bank & Trust Co.

1968 ~ WesBanco Inc. was incorporated.

December 31, 1976 ~ Requirements to establish WesBanco Inc. as a bank holding company were completed and WesBanco, Inc. was activated.

November 1979 ~ Ohio Valley Finance Co. acquired.

1982 ~ Mountaineer Securities Co., a division of Wheeling Dollar Savings and Trust Co. is formed.

April 4, 1984 ~ WesBanco Inc. acquired Citizens National Bank of Follansbee.

October 1, 1984 ~ New Martinsville Bank was acquired.

December 30, 1984 ~The First-Tyler Bank and Trust Co. in Sistersville was acquired.

December 31, 1985 ~ Wellsburg National Bank was acquired.

1985 ~ Wheeling Dollar Savings & Trust Co. merged with the Citizens National Bank of Follansbee and changed the name to Wheeling Dollar Bank. Ohio Valley Finance Co. merged into Wheeling Dollar Bank.

April 20, 1987 ~ Wirt County Bank, Elizabeth, WV and South Hills Bank, Charleston, WV were acquired.

October 15, 1987 ~ Bank of Sissonville, Sissonville, WV was purchased.

October 16, 1987 ~ First National Bank of Wheeling, Wheeling, WV was acquired.

August 8, 1988 ~ WesBanco acquired Mountain State Bank, Parkersburg, WV.

July 1, 1991 ~ WesBanco Inc. changed the name of all its affiliate banks to WesBanco operating names.

December 2, 1991 ~ Albright National Bank of Kingwood, WV was acquired.

July 17, 1992 ~ First National Bank of Barnesville, OH was acquired. The Bank of Follansbee, Follansbee, WV was purchased and merged into WesBanco Wheeling.

April 1993 ~ Albright National Bank of Kingwood changed its name to WesBanco Kingwood and The First National Bank of Barnesville changed its name to WesBanco Barnesville.

February 28, 1994 ~ First Fidelity Bancorp, Inc., Fairmont, WV and its affiliates, First National Bank, Fairmont, WV, FirstBank, Shinnston, WV, Bridgeport Bank, Bridgeport, WV and Central National Bank, Morgantown, WV were acquired.

June 6, 1994 ~ First Fidelity's Bank names were changed to the WesBanco operating names of WesBanco Fairmont, WesBanco Shinnston, WesBanco Bridgeport and WesBanco Morgantown. WesBanco Shinnston was merged into WesBanco Bridgeport.

October 21, 1994 ~ WesBanco Morgantown was merged into WesBanco Fairmont.

February 17, 1995 ~ WesBanco Elm Grove was merged into WesBanco Wheeling.

April 28, 1995 ~ WesBanco Bridgeport was merged into WesBanco Fairmont.

August 25, 1995 ~ WesBanco Sissonville was merged into WesBanco South Hills.

November 17, 1995 ~ WesBanco Elizabeth was merged into WesBanco Parkersburg.

August 20, 1996 ~ Universal Mortgage Company, Bridgeport, WV was acquired and its name changed to WesBanco Mortgage Company.

August 30, 1996 ~ Bank of Weirton was acquired and merged into WesBanco Bank Wheeling.

October 4, 1996 ~ WesBanco Bank Kingwood was merged into WesBanco Bank Fairmont.

December 30, 1996 ~ Vandalia National Corporation and wholly owned subsidiary, the National Bank of West Virginia was acquired and merged into WesBanco Bank Fairmont.

June 30, 1997 ~ WesBanco acquired Shawnee Banks Inc., Dunbar, WV. WesBanco South Hills renamed WesBanco Charleston. Shawnee Banks, Inc. merged into WesBanco Charleston.

April 1, 1998 ~ Commercial BancShares, Inc., a multi-bank holding company headquartered in Parkersburg, WV, and its subsidiaries including Hometown Finance Company acquired and merged into WesBanco affiliated companies.

June 18, 1998 ~ WesBanco acquires the Hunter Insurance Agency.

April 30, 1999 ~ WesBanco consummated the merger of The Heritage Bank of Harrison County ("Heritage"), Clarksburg, West Virginia, with and into WesBanco affiliate, WesBanco Bank Fairmont, Fairmont, West Virginia.

January 14, 2000 ~ WesBanco's four regional banks, Charleston, Fairmont, Parkersburg and Wheeling, are merged into one - WesBanco Wheeling - to form a unit bank structure. The name of the bank was then changed to WesBanco Bank, Inc.

March 1, 2002 ~ WesBanco consummated the merger of Wheeling National Bank (American Bancorporation) of Wheeling, West Virginia, with and into WesBanco Bank, Inc., Wheeling, West Virginia.

August 31, 2004 ~ WesBanco consummated the merger of Western Ohio Financial Corporation of Springfield, OH, with and into WesBanco Bank, Inc., Wheeling, West Virginia.

FORWARD-LOOKING STATEMENTS
     This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between WesBanco and Oak Hill, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Oak Hill may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; WesBanco’s or Oak Hill’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2006 Annual Report on Form 10-K, Oak Hill’s 2006 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Oak Hill with the Securities and Exchange Commission, including both companies’ Form 10-Q’s as of March 31, 2007. All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor Oak Hill assumes any obligation to update any forward-looking statement.
ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
     Shareholders of WesBanco and Oak Hill and other interested parties are urged to read the joint proxy statements/prospectus that will be included in the Form S-4 registration statement that WesBanco will file with the SEC in connection with the merger because it will contain important information about WesBanco, Oak Hill, the merger and other related matters. A proxy statement/prospectus will be mailed to shareholders of WesBanco and Oak Hill prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the registration statement, which will include the joint proxy statements/prospectus and other related documents are filed by WesBanco with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or Oak Hill websites at http://www.wesbanco.com or at http://www.oakhillbanks.com.
     Any questions should be directed to Paul M. Limbert, Chief Executive Officer (304) 234-9206, James C. Gardill, Chairman (304) 234-9216 or Robert H. Young, Chief Financial Officer (304) 234-9447 of WesBanco or John D. Kidd, Chairman, or Ralph E. Coffman, Jr., President & CEO (740) 286-3283 of Oak Hill.
     WesBanco, Oak Hill and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of WesBanco and Oak Hill and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about WesBanco’s directors and executive officers in the proxy statement for WesBanco’s annual meeting of stockholders filed with the SEC on March 16, 2007. You can find information about Oak Hill’s directors and executive officers in the proxy statement for Oak Hill’s annual meeting of shareholders filed with the SEC on March 20, 2007. You can obtain free copies of these documents from the SEC, WesBanco or Oak Hill using the contact information above.